1. ZIMCAL YAHOO FINANCE POSTS

ZimCalAM



As we've tried to make very clear, we don't have all the answers but we have a lot of experience. In our opinion, the board's role in any company is to ask the tough questions and look out for shareholders. We encourage all to to ask us any questions. We don't/won't hide behind anonymous aliases. Thoughtful criticism is always welcome.

How would you rate this stock?

⤴ **Bullish**   → **Neutral**   ⤵ **Bearish**   Aa ☺ GIF

Cancel   **Update**



ZimCalAM
5 hours ago

DB. Don't be afraid. No need to stay anonymous! I'm sure that if you reached out we could have a very enjoyable, collaborative discussion on how to improve the company.

Reply · 👍 3 👎 1 · Share



dbtunr
6 hours ago

Zimcal can't even get past the dumb AI for posting here but we are to believe they have this whole public company director thing figured out. Inept is one word that comes to mind.

Reply · 👍 👎 · Share



ZimCalAM
6 hours ago

I assume your 12 year old niece must post these for you. Including the memes? When you're ready to actually discuss how Medallion can get better. Because that's presumably your goal? Reach out to me directly. No need to stay anonymous.

Reply · 👍 👎 1 · Share



ZimCalAM
6 hours ago

4TH TIME trying to post this... dbtunr do you think there's some massive conspiracy? Perhaps the SEC is involved in it too? All part of a diabolical plan to be long the stock and the debt, but secretly plotting for the opposite. Because better governance, lowered expenses, risk mitigation are all really, really bad things.

Reply · 👍 1 👎 1 · Share



sleuth
6 hours ago

I have no evidence to support this bc it's impossible to verify. But in my opinion DBT could be Lawrence Meyers, and thats why he is anti/scared of settling with the SEC since Medallion's lawyers are representing him too. Even someone that is just long the Pref (as DBT claims to be) would still want lower exec comp. The only outsider that benefits from the current board and executive team is Meyers. Just a theory.

Reply · 👍 1 👎 · Share



dbtunr

6 hours ago

Again, avoiding the question and using weasel language. You are long the debt and stock NOW. What has been your position here the last 10+ years since James Hickman was involved? Have you had your thumb on the scale? It's a simple question. If the answer is no, simply put out an official SEC 8k and detail all your trades in this issue since 2014.

I also find it interesting that you use almost the EXACT same language as sleuth and ding.

Reply · 👍 👎 · Share



ZimCalAM

22 hours ago

Let's try this again for the 3rd time since my posts have been removed. @dbtunr are you accusing ZimCal of violating SEC proxy provisions by engaging through fictitious accounts to bolster our case?

Reply · 👍 1 👎 1 · Share



dbtunr

9 hours ago

Medallion was correcting the lies from a paid basher, James Hickman. Big difference. For a guy who is supposedly "long the company" you sure hate them. Strange that Zimcal is a big lover of James Hickman as well. Wonder if we go back far enough if there is not a tie in between Zimcal and Hickman.

Zimcal - I would like an 8K going back of your involvement here from 2014 onward. I want to know if you have any involvement in the shorting the stock back then or any involvement with Hickman, etc. Clear the air.

(Edited)



dbtunr

10 hours ago

PS - I have screen shots of all your posts and I have been creating a dossier of your half truths, misinformation, and lies.

Are you attempting to intimidate me from not posting my opinions? That won't work. In fact, the SEC will be interested in this.

(Edited)

Reply · 👍 👎 1 · Share

🕐 Hold on, your comment is waiting for approval. Learn more



ZimCalAM

Just Now

A "dossier of half truths"? This just gets better and better.

Reply · 👍 👎 · Share



dbtunr

10 hours ago

I'm accusing you guys of lots of stuff. All you have to do is deny it all by putting out the appropriate SEC docs like an 8K of all your trades for the last 10 years. I want to know if you were involved with shorting the stock back then and were involved with James Hickman. First off you lied about putting $15M+ into the company. Why did you lie about that? Glad to see you say it's now only $7.72M. Come clean. Clear the record.

You lost. You're not going to even get 8% of the vote. Anyone else would take the hint. You're a 3rd rate hedge fund that no one ever heard of.

(Edited)

Reply · 👍 👎 1 · Share